UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 6-K

____________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42039

____________________________

Viking Holdings Ltd

(Translation of registrant’s name into English)

____________________________

94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Notes Offering

On September 29, 2025, Viking Holdings Ltd (the “Company”) issued a press release announcing that its wholly owned subsidiary, Viking Cruises Ltd (“VCL”), has priced its private offering (the “Notes Offering”) of $1.7 billion aggregate principal amount of 5.875% Senior Notes due 2033 (the “Notes”). The offering of the Notes is expected to close on October 7, 2025, subject to customary closing conditions. VCL expects to use the net proceeds from the Notes, together with cash on hand, to redeem all of its outstanding 5.875% Senior Notes due 2027 (the “2027 Unsecured Notes”) and refinance the finance leases that currently finance three ocean ships, the Viking Orion, the Viking Mars and the Viking Jupiter, and one expedition ship, the Viking Octantis. The redemption will be conditioned on the closing of the Notes Offering.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. The press release includes forward-looking statements. See “Cautionary Note Concerning Forward-Looking Statements” within the press release for additional information. Neither this current report nor the press release constitutes a notice of redemption with respect to the 2027 Unsecured Notes.

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Viking Holdings Ltd, dated September 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name:	Leah Talactac
Title:	President and Chief Financial Officer